UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Chindex International, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

169467107

(CUSIP Number)

Sun Rong	With a copy to:
Fosun Industrial Co., Limited	John Haveman
Level 28	Faegre & Benson LLP
Three Pacific Place	2200 Wells Fargo Center
1 Queen’s Road East	90 S. Seventh Street
Hong Kong	Minneapolis, MN 55402
China	(612) 766-7000
(86)(21) 6332 0870

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169467107

1	Name of Reporting Person Fosun Industrial Co., Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC, BK

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,520,835

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,520,835

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,520,835

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.05% *

14	Type of Reporting Person (See Instructions) CO

* The percent of class reported is based on 13,765,857 shares of the Issuer’s common stock outstanding as of June 10, 2010 as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on June 14, 2010.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share, of Chindex International, Inc. (the “Issuer”), a Delaware corporation.  The principal executive offices of the Issuer are located at 4340 East West Highway, Suite 1100, Bethesda, Maryland 20914.

In addition to its common stock, the Issuer has authorized and outstanding shares of Class B common stock, par value $0.01 per share.  The Class B common stock and the common stock are substantially identical on a share-for-share basis, except that the holders of Class B common stock have six votes per share and the holders of common stock have one vote per share on each matter considered by stockholders.  Each share of Class B common stock will convert at any time at the option of the original holder into one share of common stock and is automatically converted into one share of common stock upon (i) the death of the original holder thereof, or (ii) the sale or transfer to any person other than specified transferees.

In this Schedule 13D, the common stock is referred to as “Common Stock,” the Class B common stock is referred to as the “Class B Stock” and the Common Stock and the Class B Stock are together referred to as the “Common Shares.”  The Common Stock is listed on the NASDAQ Global Select Market under the symbol “CHDX.”

Item 2.	Identity and Background

(a) — (c), (f).    This Schedule 13D is filed by Fosun Industrial Co., Limited (“Fosun Industrial”), a corporation organized under the laws of Hong Kong, China.  The principal business address for Fosun Industrial is Level 28, Three Pacific Place, 1 Queen’s Road East, Hong Kong, China.  Fosun Industrial is principally engaged in investment, selling and providing consulting services for Chinese and Western medicines, diagnostic reagents and medical devices, as well as in an import and export business.  The name, business address, present principal employment and citizenship of each director and executive officer of Fosun Industrial is set forth in Exhibit 99.1, which is attached hereto and incorporated herein by reference.

Fosun Industrial is a wholly owned subsidiary of Shanghai Fosun Pharmaceutical (Group) Co. Ltd. (“Fosun Pharma”).  Fosun Pharma is a leading Chinese pharmaceutical company listed on the Shanghai Stock Exchange.  Fosun Pharma focuses on research, development, production and distribution of pharmaceutical products in China.  Fosun Pharma is a subsidiary of, and is beneficially held approximately 48% by, Shanghai Fosun High Technology (Group) Co. Ltd. (“Fosun High Technology”).

Fosun High Technology, through its subsidiaries, engages in pharmaceutical, property development, steel, mining, and retail services and strategic investment businesses in China.  Fosun High Technology is a wholly owned subsidiary of Fosun International Limited (“Fosun International”).

Fosun International is a Hong Kong holding company, the ordinary shares of which are listed on the main board of the Stock Exchange of Hong Kong Limited.  Fosun International is a subsidiary of, and is beneficially held approximately 78.2% by, Fosun Holdings Limited (“Fosun Holdings”).

Fosun Holdings is a holding company without any substantive operations.  Fosun Holdings is a wholly-owned subsidiary of Fosun International Holdings Ltd. (“Fosun International Holdings”).

Fosun International Holdings is a holding company without any substantive operations.  Guo Guangchang controls Fosun International Holdings and could therefore be deemed the beneficial owner of Common Stock held by Fosun Industrial.

The place of organization and principal business address of Fosun Pharma, Fosun High Technology, Fosun International, Fosun Holdings and Fosun International Holdings is set forth in Exhibit 99.1.  The name, business address, present principal employment and citizenship of Mr. Guo Guangchang and each director and executive officer of Fosun Industrial, Fosun Pharma, Fosun High Technology and Fosun International is also set forth in Exhibit 99.1. The name, business address, present principal employment and citizenship of each director and executive officer of Fosun Holdings and Fosun International Holdings are not set forth in Exhibit 99.1, as these are holding companies without any substantive operations and are controlled by Guo Guangchang.

(d) — (e).    During the last five years, neither Fosun Industrial nor, to Fosun Industrial’s knowledge, (a) any executive officer or director of Fosun Industrial; (b) any person controlling Fosun Industrial; or (c) any executive officer or director of any corporation or other person ultimately in control of Fosun Industrial has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On November 18, 2009, Fosun Industrial filed a Schedule 13G (the “Schedule 13G”) with the Securities and Exchange Commission (“SEC”) reporting that it was the beneficial owner of 1,520,835 shares of Common Stock.  Fosun Industrial had purchased these shares in open market transactions between October 19, 2009 and November 17, 2009 for an aggregate purchase price of $21,891,238.  Fosun Industrial purchased these shares of Common Stock with its working capital.

As described more fully in Item 4 below, Fosun Industrial and Fosun Pharma have entered into a Stock Purchase Agreement, dated as of June 14, 2010, with the Issuer (the Purchase Agreement”) pursuant to which Fosun Industrial will purchase up to 1,990,447 additional shares of Common Stock from the Issuer at a price of $15.00 per share.  The Purchase Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.  The Purchase Agreement provides that Fosun Industrial will initially purchase 933,022 shares of Common Stock for an aggregate purchase price of $13,995,330, and will subsequently make a second purchase of 1,057,425 shares of Common Stock for an aggregate purchase price of $15,861,375.  Fosun expects to obtain the funds necessary for both the initial and second purchases from its working capital and borrowings that it is in the process of arranging.

Item 4.	Purpose of Transaction

Fosun Industrial acquired the shares of Common Stock that were the subject of the Schedule 13G for investment purposes.  Effective June 14, 2010, Fosun Industrial, Fosun Pharma and the Issuer entered into the Purchase Agreement and into a Stockholder Agreement (the “Stockholder Agreement” and, together with the Purchase Agreement, the “Agreements”).  A copy of the Stockholder Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.  In addition to the purchase by Fosun Industrial of additional shares of Common Stock as described above, the Agreements contemplate that Fosun Industrial and the issuer will form a joint venture focused on manufacturing and distributing medical devices in China.

The Purchase Agreement provides that the initial purchase by Fosun Industrial of 933,022 shares of Common Stock is to occur within 90 days of the date of the Purchase Agreement, subject to extension of that period for an additional 30 days under the circumstances provided in the Purchase Agreement.  Either party may terminate the Purchase Agreement if closing of the initial purchase has not occurred within that time period.  Termination of the Purchase Agreement will not, however, result in the termination of the Stockholder Agreement.  The closing of the initial purchase is subject to various closing conditions, including that no material adverse change shall have occurred with respect to the Issuer and that the first purchase rights of an existing investor in the Issuer shall have been satisfied.  If the existing investor elects to exercise such rights in whole or part, the number of shares to be purchased by Fosun Industrial shall be reduced accordingly.

The Purchase Agreement provides that the second purchase by Fosun Industrial of 1,057,425 shares of Common Stock is to occur within one year of the date of the Purchase Agreement, subject to extension of that period for an additional 60 days under the circumstances provided in the Purchase Agreement.  Either party may terminate the Purchase Agreement if closing of the second purchase has not occurred within that time period.  The closing of the second purchase is subject to the same closing conditions as the initial purchase, and also to the conditions that the closing of the initial purchase shall have occurred and that a joint venture transaction has been consummated between Fosun Industrial and the Issuer that will combine the Issuer’s medical products division and certain of Fosun Industrial’s and Fosun Pharma’s medical device businesses in China. The joint venture entity is to be owned 51% by Fosun Pharma and 49% by the Issuer.  The terms of the joint venture are outlined in a term sheet contained in the Purchase Agreement and remain subject to the negotiation and execution of definitive agreements.  The parties have agreed to negotiate in good faith to finalize the terms and conditions of the joint venture transaction and to consummate that transaction within nine months of the date of the Purchase Agreement, unless the Issuer elects to extend that period.

Under the Purchase Agreement, Fosun Industrial and its affiliates are generally precluded from trading in the Issuer’s Common Shares or associated derivatives or selling short any Issuer securities prior to the closing of the second purchase, subject to an exception in a waiver agreement among Fosun Industrial, Fosun Pharma and the Issuer, a copy of which is attached hereto as Exhibit 99.4, which permits Fosun Industrial to purchase additional Common Stock in the open market in an amount which, when aggregated with the shares of Common Stock previously reported as beneficially owned in the Schedule 13G, would not exceed 15% of the Issuer’s outstanding Common Shares as of the date of the Purchase Agreement.

Pursuant to the Stockholder Agreement, Fosun Industrial has agreed to limit its beneficial ownership of Common Shares to 14.9% of the then-outstanding Common Shares prior to the closing of the initial purchase, to 20% of the then-outstanding Common Shares between the closing of the initial purchase and the closing of the second purchase, and to 25% of the then-outstanding Common Shares after the closing of the second purchase.  Fosun Industrial and its affiliates are subject to a lock-up provision restricting their sales of Issuer voting securities for a period of five years after the date of the Stockholder Agreement without the Issuer’s consent, subject to certain exceptions which include open market sales of up to 1% of the outstanding Common Shares in the aggregate, and sales in accordance with the volume limitations and manner of sale restrictions of Rule 144 under the Securities Act that occur after the earlier of the first anniversary of the closing of the second purchase or the third anniversary of the closing of the initial purchase.

The Stockholder Agreement provides that Fosun Industrial will cause all Issuer voting securities held by it or its affiliates to be voted as recommended by the Issuer’s board of directors in connection with stockholder votes involving the election or removal of directors, compensation matters, and proxy or consent solicitations involving matters such as business combinations and the acquisition of Issuer voting securities or a substantial portion of the Issuer’s assets.  These voting requirements will remain in effect until the earliest of (i) the time when Fosun Industrial’s beneficial ownership interest in the Issuer’s Common Shares is 5% or less, (ii) a change in control of the Issuer occurs, (iii) two or more of three designated senior executives of the Issuer cease to provide substantive services to the Issuer for more than three months during specified periods after the date of the Stockholder Agreement, or (iv) the seventh anniversary of the date of the Stockholder Agreement.  Upon the occurrence of the closing of the second purchase, the Issuer will increase the size of its board by two directors and Fosun Industrial shall designate two individuals acceptable to the Issuer to fill those seats.  Thereafter, and until an “investor rights termination event” as described below, the Issuer shall use its reasonable best efforts to cause two qualified nominees designated by Fosun Industrial to be elected annually to its board.

The Stockholder Agreement also provides for certain limitations on the rights of Fosun Industrial and its affiliates prior to an “investor rights termination event,” defined as the earliest of the four events described in the previous paragraph, except that the specified beneficial ownership interest shall be 5% prior to the closing of the second purchase and 10% thereafter.  These limitations include the following without the prior consent of the Issuer:

•                            not acquiring, holding, voting or disposing of additional Issuer voting securities except as expressly permitted by the Stockholder Agreement or the waiver agreement referenced above;

•                            not seeking additional representation on or changes in the composition of the Issuer’s board;

•                            not participating in any solicitation of proxies to vote Issuer securities or depositing Issuer securities in a voting trust;

•                            not tendering any Common Shares to a third party making an unsolicited acquisition proposal;

•                            not calling or seeking to call a special meeting of the Issuer’s stockholders;

•                            not making any public announcements or proposals with respect to proposed business combinations or extraordinary corporate transactions involving the Issuer; and

•                            not making any short sale of Common Shares (effective until the fifth anniversary of the Stockholder Agreement if later than the investor rights termination event).

If after the closing of either the initial purchase or the second purchase Fosun Industrial’s beneficial ownership of Common Shares falls below 20% due to circumstances specified in the Stockholder Agreement, Fosun Industrial may purchase additional Common Stock in the open market in an amount sufficient to increase its beneficial ownership interest to 20%.  The Stockholder Agreement also provides that Fosun Industrial may pledge its holdings of Common Stock for a period not to exceed 12 months in connection with financing for the initial purchase and following the second purchase so long as the lender/pledgee provides a comfort letter to the Issuer agreeing to comply with specified terms and conditions of the Stockholder Agreement.

The Stockholder Agreement also provides that Fosun Pharma will guarantee Fosun Industrial’s obligations under the Agreements.

The foregoing descriptions of the Purchase Agreement and Stockholder Agreement do not purport to be complete and are qualified in their respective entireties by reference to the Purchase Agreement and Stockholder Agreement, which are attached hereto as Exhibits 99.2 and 99.3, respectively.

The entry into the Agreements and the transactions contemplated thereby may result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition of additional securities of the Issuer by Fosun Industrial, a change to the Issuer’s board of directors, a change in the capitalization of the Issuer, and a transfer of assets from the Issuer to the proposed joint venture.  In anticipation of the execution of the Purchase Agreement, the board of directors of the Issuer approved, and on June 8, 2010 the Issuer entered into, Amendment No. 2 to the Rights Agreement, dated June 7, 2007, as amended by Amendment No. 1 dated November 4, 2007, by and between the Issuer and American Stock Transfer & Trust Company, as rights agent.  Amendment No. 2 renders the Rights Agreement inapplicable to the Agreements and the transactions contemplated thereby.  In addition, in their capacity as directors of the Issuer, Fosun Industrial’s designees may be involved in discussions or decisions regarding one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D.

Except to the extent prohibited by the Agreements, Fosun Industrial reserves the right, in light of its ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to acquire additional shares of Common Stock in market transactions or otherwise, to dispose of shares of Common Stock, and to change its plans and intentions with regard to its ownership and voting position in, and business relationships with, the Issuer, as it deems appropriate.

Item 5.	Interest in Securities of the Issuer

(a)  As described in Items 3 and 4 above, Fosun Industrial has entered into a Purchase Agreement with the Issuer for the purchase of up to 1,990,447 additional shares of Common Stock.  If all of those shares are purchased, Fosun Industrial’s total beneficial ownership of Common Stock would increase to 3,511,282 shares, or approximately 22.3% of the Common Stock that would then be outstanding.  Whether any or all of the shares of Common Stock covered by the Purchase Agreement will be acquired is dependent upon the satisfaction of various closing conditions not within the control of Fosun Industrial, and therefore Fosun Industrial disclaims beneficial ownership of the additional 1,990,447 shares at this time.  As a result, please see Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of shares of Common Stock that are beneficially owned by Fosun Industrial as of June 16, 2010.  The outstanding shares of Common Stock do not include the 1,162,500 shares of Class B Stock that are reported by the Issuer as outstanding as of June 10, 2010, as those shares are considered a separate class of securities for these purposes.

(b)  See Items 7 through 10 of the cover pages to this Schedule 13D for the number and percentage of shares of Common Stock beneficially owned by Fosun Industrial as of June 16, 2010 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c)  As described in Item 3 above, Fosun Industrial acquired an aggregate of 1,520,835 shares of Common Stock in October and November 2009.  In addition, in connection with the Purchase Agreement, Fosun Industrial has agreed to purchase up to an aggregate of 1,990,447 additional shares of Common Stock at a price of $15.00 per share for an aggregate purchase price of up to $29,856,705.  These shares are not considered beneficially owned by Fosun Industrial at this time and are not included in the number of shares disclosed in the cover pages to this Schedule 13D because the acquisition of these shares by Fosun Industrial is contingent upon certain closing conditions not within the control of Fosun Industrial.  There have been no other acquisitions of Issuer securities by Fosun Industrial during the past 60 days.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

For a description of the principal terms of the Purchase Agreement and the Stockholder Agreement, please see Items 3 and 4 above.  In order to induce Fosun Industrial and Fosun Pharma to enter into the Agreements, each of the Issuer’s chief executive, operating and financial officers, in their capacities as founders and stockholders of the Issuer, has agreed, for a period of up to two years, to vote his or her shares of Class B Stock for Fosun Industrial’s nominees to the Issuer’s board of directors and to certain limitations on his or her rights to dispose of shares of the Class B Stock.  Except as described in this Item 6 and elsewhere in this Schedule 13D, neither Fosun Industrial nor, to Fosun Industrial’s knowledge, any person named in Exhibit 99.1 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including the transfer or voting of any Issuer securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
99.1	List of directors and executive officers of Fosun Industrial, persons controlling Fosun Industrial and executive officers and directors of other persons in control of Fosun Industrial.

99.2

Stock Purchase Agreement, dated as of June 14, 2010, by and among Fosun Industrial, Fosun Pharma and the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 14, 2010).

99.3

Stockholder Agreement, dated as of June 14, 2010, by and among Fosun Industrial, Fosun Pharma and the Issuer (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 14, 2010).

99.4	Waiver Agreement, dated as of June 15, 2010, by and among Fosun Industrial, Fosun Pharma and the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2010

FOSUN INDUSTRIAL CO., LIMITED

By:	/s/ Qiyu Chen
Qiyu Chen
Chairman of the Board of Directors